Mail Stop 4-6
								October 5, 2004

Deborah D. Mosier
President and Chief Financial Officer
TMS, Inc.
206 West 6th Avenue
Stillwater, Oklahoma 74074

Re:	TMS, Inc.
  	PREM14A filed on September 16, 2004
	File No. 33-22780

Dear Ms. Mosier:

	This is to advise you that we limited our review of the above captioned filings to the matters identified below and have the following comments. If you disagree with these comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please revise to disclose the information required by Item 14 of
Schedule 14A, as it applies to a liquidation. For example, your proxy statement should respond to Items 101, 102, 103, 301, 302, 303, 304 and 305 of Regulation S-K and include financial statements meeting the requirements of Regulation S-X. See Item 14.c.1. of
Schedule 14A. Also, the financial information presented should be current pursuant to Article 3-12 of Regulation S-X. In the alternative, supplementally advise why you believe that some or all of this information is not required.
2. It appears that your plan of liquidation and the transaction with Measurement Incorporated may be the first step of a "Rule 13e-3 transaction" as defined in paragraph (a)(3) of that regulation. Please note that this term encompasses any series of events involving one or more transactions described in paragraph (a)(3)(i) of the rule which has a reasonable likelihood of producing an effect described in paragraph (a)(3)(ii) of the rule. Also note that the rule applies to a transaction that independently may not constitute a Rule 13e-3 transaction, but is effected "as part, or in furtherance, of" a series of transactions that, taken together, have a reasonable likelihood of producing the requisite effects. Refer to Q&A no. 4 of Exchange Act Release 34-17719. As a result, the issuer and affiliates engaging in the proposed transactions must file a Schedule 13E-3, the information required under the form, including all exhibits, and disseminate the information required by Rule 13e-3(e) to security holders. See Rule 13e-3(d). Alternatively, supplementally advise why you believe that the plan of liquidation and the transaction with Measurement Incorporated is not the first step in a "Rule 13e-3 transaction."
3. Please disclose whether you received a solvency opinion regarding your plan of liquidation. If so, revise your proxy to provide the appropriate disclosure. If not, disclose the risks to shareholders as a result of your decision not to obtain a solvency opinion. For example, discuss the potential for creditors of the company to pursue the assets distributed to stockholders under state law.
4. We note that the sale of your CPT business to Pegasus is subject to shareholder approval, as part of the plan of liquidation or otherwise. Supplementally tell us why you have not presented the transaction with Measurement Incorporated as a separate matter for stockholder approval.
5. It does not appear that you have filed the agreement regarding the sale of your CPT business to Pegasus. Please include this agreement as an appendix to this proxy or supplementally advise why you believe that the inclusion of this agreement as an appendix is not required.

Questions and Answers about the Proposed Plan of Liquidation
6. Please relocate the question "[w]hat will I receive in the liquidation" to a more prominent position in this section.
7. You estimate that shareholders will receive total liquidation proceeds between $0.145 and $0.16. TMS`s stockholders may find it useful if you describe the liquidation range in terms of 100 TMS shares. Also, revise your proxy statement to provide a reasonably detailed explanation of why it is estimated that liquidation could result in cash distributions to stockholders ranging from $0.145 to $0.16 per share. This should include the details and factors considered in concluding the range of liquidation values. See Item 14.b.7. of Schedule 14A. Further, in tabular form, reconcile historical financial statement carrying amounts with the range of estimated recovery on asset dispositions for each significant balance sheet category.
8. Expand your disclosure to explain the conditions and events that may impact the amount of liquidation proceeds that will be received by your shareholders. Also, explain the time frame in which you plan to distribute all or some of your liquidation proceeds. Do you plan on distributing all of the liquidation proceeds at one time? Will you distribute portions of the liquidation proceeds at varying intervals? For example, will you distribute the portion of the liquidation proceeds attributable to the Pegasus transaction before the remainder of your assets are liquidated?
9. We note your reference to the litigation with NCS Pearson. Please disclose the required information under Item 103 of Regulation S-B. You should also explain contingent or future events that may impact the amount and/or timing of your distribution.

Background of the Company`s Decision to Liquidate
10. You provide a discussion of other potential options of TMS, including other potential acquiring companies. Please revise to compare the sale of substantially all of the assets and plan of liquidation to the other offers that you received and describe in concise terms the basis of the special committee and the board for concluding that liquidation was a superior option from a shareholder perspective. On what basis did the board conclude that the sale of substantially all of the assets to Pegasus and the implementation of the plan of liquidation was the course most likely to obtain the highest value reasonably available to stockholders? In this regard, discuss the transaction valuation of the proposed transactions made in good faith, including the range of consideration offered by each, and disclose the basis of the special committee and the board in determining that the sale of substantially all of the assets and the liquidation distribution is in the best interest of the shareholders and its recommendation that shareholders vote in favor of these transactions.

Recommendation of the Company`s Decision to Liquidate
11. You make reference to the fact that the cash purchase price that TMS will receive from Measurement Incorporated was entered into on an "arm`s-length basis." While such dealings may be conducted on terms that you believe are not less favorable than those you could have received from an unrelated party, because of the fact that these agreements are between related parties, none of the transactions are truly conducted at arm`s-length. Please delete such disclosure. If you believe the terms of any arrangement between the parties are not less favorable than what would have been obtainable in an arm`s-length transaction, you may state that, however.

Description of Asset Purchase Agreement with Pegasus
12. We note that the final purchase amount of the assets by Pegasus will be based on certain aspects of TMS`s financial performance and its collection of accounts receivable until the liquidation date. Please disclose the "certain aspects" of TMS`s financial performance and accounts receivable that may impact the purchase price. Also, disclose the assumptions made in determining the estimated purchase price of $2.2 million and update the disclosure to include the estimated purchase price as of the most recent practicable date.
13. Please disclose the basis for determining the purchase price of the CPT business. Also, disclose the party responsible for determining the purchase price.
14. Please identify the "certain key employees" that have been offered full-time employment by Pegasus.

Description of the Plan of Liquidation
15. Please disclose whether TMS would be required to have an election of directors after filing the certificate of dissolution but before TMS transfers its assets to a liquidating trust. If not, revise your proxy to clearly state that TMS will not have another election of directors and that the current directors will remain in place until the assets are transferred to a liquidating trust. Also, disclose the logistics of replacing directors after TMS files the certificate of dissolution. Will shareholders have a role in the selection process of new directors?
16. It appears that the board of directors will survive dissolution. In this regard, please revise to more completely explain the structure of the company following the dissolution. If the current board will continue to exist, please disclose. If the board will exist in an alternative form, please explain what form the board will take, who will make up the board and how these board members will be chosen. Further, if the board will not survive the dissolution, clarify your disclosure that suggests that the board will oversee the plan of liquidation.
17. Following the filing of your certificate of dissolution, how long do you anticipate the liquidation to last and what is the basis for your conclusion? What is the cost involved to the company during the plan of liquidation? This disclosure should provide stockholders adequate information to assess the potential timing and cost of the plan of liquidation.
18. You disclose that your officers and directors will initiate and complete the liquidation and subsequent dissolution of TMS. However, your disclosure only addresses Debbie Mosier as a paid consultant to implement the plan of liquidation. Will any other members of your board and/or officers of your company be compensated for their role in the plan of liquidation? Also, what roles will your officers and directors play in your plan of liquidation?
19. Please advise whether the special committee considered the costs associated with the retention of one of more employees during the plan of liquidation while conducting its liquidation analysis. If so, please disclose these assumptions regarding the number of employees and their compensation. If not, please disclose the basis for its decision not to consider this expense.
20. Other than lapse of time, please disclose the circumstances under which TMS will transfer its remaining assets to a liquidating trust.
21. Please revise to more clearly explain the interests of shareholders in TMS after it files the certificate of dissolution. For example, disclose whether stockholders may assign their remaining beneficial interests and rights to receive proceeds after liquidation. What steps, if any, would former stockholders be required to take to register assignments with the company or the liquidating trust?
22. Will stockholders continue to have the rights of stockholders under Oklahoma law while the corporation continues in existence following the filing of its certificate of dissolution? Please expand your disclose to address the fiduciary duties owed to stockholders following dissolution and identify the positions within the company following dissolution that owe these duties.
23. Please disclose whether you plan to continue to file Exchange Act reports after you file your certificate of dissolution. IF not, disclose how you plan on communicating information about the company following the cessation of your reporting requirements.

Closing Comments

Please be advised these comments are preliminary. Upon receipt of your response, we expect to have further comments.

Provide us with a response letter to these comments that confirms any corrective actions taken by the company. Detailed cover letters greatly facilitate our review. If you believe complying with these comments is not appropriate, tell us why in your letter. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please electronically file your letter in response to the above comments in addition to filing the amended proxy materials. See Item 101 of Regulation S-T. The amended filing must be marked as specified in Item 310 of Regulation S-T.

You may address questions concerning the above comments to Jeffrey B. Werbitt at (202) 942-1957 or Mark P. Shuman, Special Counsel at (202) 942-1818. If you need additional assistance, you may contact me at
(202) 942-1800.

								Very truly yours,



								Barbara C. Jacobs
Assistant Director


TMS, Inc.
October 5, 2004
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